SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of PricewaterhouseCoopers LLP are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

W. D. Self June 20, 2006

W. D. Self Date

Chairman of Energen Benefits Committee and

Vice President-Human Resources and

Administration, Energen Corporation

Energen Corporation Employee Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

Energen Corporation

Employee Savings Plan

Index

December 31, 2005 and 2004

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4 - 9

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 10

Schedule H, Line 4j - Schedule of Reportable Transactions 11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the "Plan") at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 7, 2006

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value (Notes 4 and 5)
Energen Stock Fund	$ 168,222,230	$ 148,024,790
Other investments	114,603,488	106,638,267
Employer contributions receivable	878,397	831,857
Employee contributions receivable	303,941	274,104
Total assets	284,008,056	255,769,018
Net Assets Available for Benefits
Net assets available for benefits	$ 284,008,056	$ 255,769,018

The accompanying notes are an integral part of these financial statements.

2

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Employer contributions	$ 4,604,209
Employee contributions	5,361,479
Interest and dividend income (Note 5)	5,492,490
Net appreciation in fair value of investments (Notes 4 and 5)	36,783,241
Other receipts	26,187
Total additions	52,267,606
Deductions
Distributions to participants	24,004,074
Insurance premiums	2,405
Administrative expenses	13,207
Decrease in cash surrender value of life insurance	8,882
Total deductions	24,028,568
Net increase	28,239,038
Net assets available for benefits
Beginning of year	255,769,018
End of year	$ 284,008,056

The accompanying notes are an integral part of these financial statements.

3

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1. Description of Plan

The following description of the Energen Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the "Employer"). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement.

The Plan is administered by the Energen Benefits Committee ("Administrative Committee") whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the "Trustee"). Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

Contributions

Contributions to the Plan may consist of employee elective contributions, employer matching contributions and Employee Stock Ownership Plan ("ESOP") contributions, and rollover contributions. Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee's compensation, not to exceed 30% thereof and not less than 2% thereof. Employer matching contributions are invested directly into the Energen Stock Fund. This contribution is currently 50% of each employee's elective contribution not to exceed 6% of the employee's compensation. Contributions by highly compensated employees are subject to certain limitations. The Employer has the discretion to increase the employer matching contribution percentage.

Employer ESOP contributions are presently being funded each quarter and are at the discretion of the Employer. The formula used to allocate the employer ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age.

Effective January 1, 2004, any member who has become fully vested in his matching account and/or ESOP account may elect from time to time to diversify up to 100% of amounts credited to those accounts among the available investment options.

Investment Options

The Plan provides for separate investment programs, which allow participants to direct their investing among the different investment options. The Plan offers sixteen mutual funds and one money market fund as investment options for participants. Effective January 1, 2004, the Energen Stock Fund was no longer offered to participants as an elective investment option.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant's pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans ranged from 6.25% to 8% and 5% to 11.5% at December 31, 2005 and 2004, respectively.

Participants' Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees' elective and rollover contributions, their allocated portion of the employer matching and employer ESOP contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. Effective March 28, 2005, a participant may elect to defer payment of his/her benefit if the vested balance is $1,000 or more. However, total distribution must be taken no later than April 1 following the year the participant reaches age 70-1/2. Investment of a participant's account in the Energen Stock Fund shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

Vesting

Each participant has a fully vested and nonforfeitable right to all employee elective and rollover contributions and earnings thereon. A participant's employer matching and employer ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or three years of service.

Forfeitures

Forfeitures occur when a nonvested participant receives a distribution of the vested value of their account or when a nonvested participant is absent from service with the Employer for a period of 60 consecutive months commencing on the participant's date of separation as defined in the Plan agreement. The Employer uses all forfeitures to reduce subsequent employer contributions to the Plan. At December 31, 2005, the unused forfeiture balance was approximately $57,339.

Termination

The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant's benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer's approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund ("Trust Fund") either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments

The Energen Stock Fund is valued at fair value based on quoted market prices of the Energen Corporation common stock plus the fair value of the cash portion of the Energen Stock Fund. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Mutual funds are reported at fair value based on the quoted net asset value of shares of the fund. The money market fund is valued based on historical cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The life insurance contracts are valued at cash surrender value.

Purchases and sales of investments are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Fees

The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Income Tax Status

The Plan obtained its latest determination letter on October 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. Investments

Investment information at December 31, 2005 and 2004 and for the year ended December 31, 2005 is as follows:

		Fair Value
		2005	2004

*	Energen Stock Fund	$168,222,230	$148,024,790
	Mutual funds	94,095,794	83,115,107
	Money market fund	14,466,996	17,493,492
	Participant loans	5,994,176	5,974,264
	Cash surrender value of life insurance	46,522	55,404
		$282,825,718	$254,663,057

The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $36,783,241 during the year ended December 31, 2005 as follows:

*	Energen Stock Fund	$ 33,582,141
	Mutual funds	3,201,100
		$ 36,783,241

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2005 and 2004:

Fair Value
		2005	2004

*	Energen Stock Fund	$ 168,222,230	$ 148,024,790
	Vanguard 500 Index Fund	$ 21,090,260	$ 20,129,962
	Vanguard Prime Money Market Fund	$ 14,466,996	$ 17,493,492

*Investment is comprised of non participant-directed activity.

5. Non participant-directed Investment

Information about the net assets and significant components of the changes in net assets relating to the non participant-directed investment are as follows:

	December 31,
	2005	2004

Net assets
Energen Stock Fund, at fair value	$ 168,222,230	$ 148,024,790
Employer contributions receivable	878,397	831,857
	$ 169,100,627	$ 148,856,647

	Year
	Ended
	December 31,
	2005

Changes in net assets
Employer contributions	$ 4,604,209
Dividend income	1,905,848
Net appreciation in fair value of investment	33,582,141
Distributions to participants	(10,526,554)
Administrative expenses	(9,504)
Transfers to participant-directed investments	(9,312,160)
	$ 20,243,980

6. Subsequent Events

Effective January 1, 2006, the Plan was amended to take advantage of "safe harbor" rules under the IRC. For participants of the Plan on and beginning January 1, 2006, the Employer will contribute a safe harbor contribution equal to 3% of his/her pay for the Plan year, regardless of any employee deferral contributions that are made. This safe harbor contribution will be made to the ESOP portion of the Plan. Participants will be fully vested in the Employer's safe harbor contribution.

In addition, effective January 1, 2006, the option that allowed salaried employees to use residual flex credits as a contribution to the Plan was removed.

Supplemental Schedules

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

		c. Description of investment including
	b. Identity of issuer, borrower,	maturity date, rate of interest,		e. Current
a.	Lessor, or similar party	collateral, par or maturity value	d. Cost	value

*	Energen Stock Fund	Common stock fund	$ 47,232,700	$168,222,230
*	The Vanguard Group	Registered Investment Company,
	Vanguard Morgan Growth Fund	Mutual fund	**	9,467,719
*	The Vanguard Group	Registered Investment Company,
	Vanguard 500 Index Fund	Mutual fund	**	21,090,260
*	The Vanguard Group	Registered Investment Company,
	Vanguard Prime Money Market Fund	Money Market Fund	**	14,466,996
*	The Vanguard Group	Registered Investment Company,
	Vanguard Wellington Fund	Mutual fund	**	11,385,335
*	The Vanguard Group	Registered Investment Company,
	Vanguard Long-Term Investment	Mutual fund
	Grade Fund		**	5,229,350
*	The Vanguard Group	Registered Investment Company,
	Vanguard Windsor II Fund	Mutual fund	**	11,292,627
*	The Vanguard Group	Registered Investment Company,
	Vanguard International Growth Fund	Mutual fund	**	5,191,669
*	The Vanguard Group	Registered Investment Company,
	Vanguard Life Strategy Growth Fund	Mutual fund	**	4,164,079
*	The Vanguard Group	Registered Investment Company,
	Vanguard Small-Cap Index Fund	Mutual fund	**	6,536,006
*	The Vanguard Group	Registered Investment Company,
	Vanguard Life Strategy Income Fund	Mutual fund	**	570,390
*	The Vanguard Group	Registered Investment Company,
	Vanguard Life Strategy	Mutual fund
	Conservative Growth Fund		**	994,394
*	The Vanguard Group	Registered Investment Company,
	Vanguard Intermediate-Term	Mutual fund
	Investment Grade Fund		**	4,222,815
*	The Vanguard Group	Registered Investment Company,
	Vanguard Life Strategy	Mutual fund
	Moderate Growth Fund		**	4,465,172
*	The Vanguard Group	Registered Investment Company,
	Vanguard Mid-Cap Index Fund	Mutual fund	**	5,544,905
*	The Vanguard Group	Registered Investment Company,
	Vanguard Short-Term Investment	Mutual fund
	Grade Fund		**	1,036,572
*	The Vanguard Group	Registered Investment Company,
	Vanguard Inflation - Protected	Mutual fund
	Securities Fund		**	1,707,204
*	The Vanguard Group	Registered Investment Company,
	Vanguard Total International	Mutual fund
	Stock Index Fund		**	1,197,297
*	Participant loans	Various maturity dates and rates
		ranging from 6.25% to 8%	**	5,994,176
	First Colony Life Insurance Company	Cash surrender value of life insurance	**	46,522

				$282,825,718

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2005

Series of transactions of same issue exceeding 5% of assets.
(h) Current
value of
asset on
(a) Identity of	(b) Description	(c) Purchase	(d) Selling	(g) Cost of	transaction	(i) Net gain
party involved	of asset	price	price	asset	date	or (loss)

Energen Corporation	Common stock fund	$ 6,349,351	$ 19,759,996	$ 5,336,774	$ 19,759,996	$ 14,423,222

Note: Information required in columns e and f is not applicable.